SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value and

American Depositary Shares, evidenced by American Depositary Receipts,

each representing a share of Common Capital Stock

(Title of Class of Securities)

Common Capital Stock: 718252109; ADSs: 718252604

(CUSIP Number)

Robert C. Nicholson

Executive Director

First Pacific Company Limited

24th Floor, Two Exchange Square

8 Connaught Place

Hong Kong Special Administrative Region

The People’s Republic of China

(852) 2842-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of infomration contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 2 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) First Pacific Company Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 53,238,376 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 53,238,376

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,238,376
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14.	TYPE OF REPORTING PERSON HC/CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 3 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Holland Pacific N.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 10,091,579 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 10,091,579

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,091,579
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 4 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IntaLink B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 10,091,579 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 10,091,579

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,091,579
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 5 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Larouge B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 10,091,579 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 10,091,579

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,091,579
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 6 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 43,146,797 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 7 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Investments Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 8 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Resources, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 43,146,797 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 9 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Metro Pacific Assets Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 26,034,263 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 26,034,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 10 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Asia Link B.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 11 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Asia Link Holdings Limited 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 12 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Asia Link N.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 13 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Philippine Telecommunications Investment Corporation 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 26,034,263 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 26,034,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,034,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109 (ADSs: 718252604)	13D	Page 14 of 35 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Investments Holdings, Inc. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 43,146,797 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 43,146,797

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,146,797
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON CO

ITEM 1. SECURITY AND ISSUER

This Statement amends, restates and/or supplements the Statement on Schedule 13D dated November 23, 1998 and filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined herein), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto (collectively, the “Schedule 13D”), relating to the shares of Common Capital Stock, par value five Philippine Pesos per share (the “Common Shares”), of Philippine Long Distance Telephone Company (“PLDT”) and the American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each representing one Common Share and issued by Citibank, N.A., as depositary, pursuant to the Common Stock Deposit Agreement dated October 19, 1994 between Citibank, N.A., as Depositary, and the Holders of American Depositary Receipts evidencing American Depositary Shares representing Common Capital Stock of PLDT. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADRs. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003, between JP Morgan Chase Bank and the holders of ADRs. PLDT is incorporated in the Republic of the Philippines (“The Philippines”) and has its principal executive offices at Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, The Philippines. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) - (b) This Schedule 13D is being filed on behalf of:

•	First Pacific Company Limited (“First Pacific”), a corporation incorporated with limited liability in Bermuda, with its principal offices located at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong Special Administrative Region, The People’s Republic of China;

•	Holland Pacific N.V. (“HPNV”), a company incorporated under the laws of the Netherlands Antilles, with its registered office at 1, Berg Arrarat, Curacao, Netherlands Antilles;

•	IntaLink B.V. (“IntaLink”), a company incorporated under the laws of The Netherlands, with its registered office at Rokin 55, 1012 KK Amsterdam, The Netherlands;

•	Larouge B.V. (“Larouge”), a company incorporated under the laws of The Netherlands, with its registered office at Rokin 55, 1012 KK Amsterdam, The Netherlands;

•	Metro Pacific Holdings, Inc. (“MPHI”), a company incorporated under the laws of The Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	Metro Pacific Investments Limited (“MPIL”), a company incorporated under the laws of the Cayman Islands, with its registered office at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands;

•	Metro Pacific Resources, Inc. (“MPR”), a company incorporated under the laws of The Philippines with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

•	Metro Pacific Assets Holdings, Inc. (“MPAH”), a company incorporated under the laws of The Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines;

Page 15 of 35 Pages

•	Asia Link Holdings Limited (“ALH”), a company incorporated under the laws of The British Virgin Islands, with its registered office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands;

•	Asia Link N.V. (“ALNV”), a company incorporated under the laws of the Netherlands Antilles, with its registered office at 1, Berg Arrarat, Curacao, Netherlands Antilles;

•	Asia Link B.V., (“ALBV”) a company incorporated under the laws of The Netherlands, with its registered office at Rokin 55, 1012 KK Amsterdam, the Netherlands Amsterdam, The Netherlands;

•	Enterprise Investments Holdings, Inc. (“EIH”), a company incorporated under the laws of The Philippines, with its registered office at 18th Floor, Liberty Center, 104 HV dela Costa St., Salcedo Village, Makati City, Metro Manila, The Philippines; and

•	Philippine Telecommunications Investment Corporation (“PTIC”), a company incorporated under the laws of The Philippines, with its registered office at 7th Floor, Ramon Cojuangco Building, Ayala Avenue corner Makati Avenue, Makati City, Metro Manila, The Philippines.

“First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in three core businesses: consumer, telecommunications and property. The principal business of each of HPNV, IntaLink, MPHI, MPIL, MPR and MPAH, ALH, ALNV, ALBV, EIH (the “Intermediate Holding Companies”), and Larouge, is that of an investment holding company. First Pacific, through HPNV and IntaLink, holds 100% of Larouge. First Pacific, through EIH, MPHI, MPIL, MPR, HPNV and IntaLink, holds 100% of MPAH.

“MPAH owns an aggregate of approximately 13.9% of PTIC’s outstanding shares of common stock (the “PTIC Shares”) and also holds an irrevocable proxy to vote approximately 46.1% of the PTIC Shares. Larouge owns 40% of the PTIC Shares. PTIC’s principal business is holding approximately 15.3% of the outstanding Common Shares. Based upon PLDT’s most recent report filed on Form 20-F, the Reporting Persons believe that PTIC is the largest single beneficial stockholder of PLDT.

“First Pacific, the Intermediate Holding Companies, Larouge and PTIC are referred to in this statement as the “Reporting Persons”. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 (“Rule 13d-5”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“As at February 7, 2005, First Pacific Investments Limited (“FPIL”), a private company (incorporated in the Republic of Liberia) which owns approximately 24.80% of First Pacific’s outstanding shares, and First Pacific Investments (B.V.I.) Limited (“FPIL-BVI”), a private company (incorporated in the British Virgin Islands) which owns approximately 19.72% of First Pacific’s outstanding shares, together owned a controlling interest in First Pacific.

“To the best of First Pacific’s knowledge, (i) Soedono Salim and Sutanto Djuhar each own 30% of the outstanding common stock of FPIL, and Anthoni Salim, Tedy Djuhar, Sudwikatmono and Ibrahim Risjad each own 10% of the outstanding common stock of FPIL, and (ii) Soedono Salim and his sons, Anthoni Salim and Andree Halim, each own approximately one-third of the outstanding common stock of FPIL-BVI. Through their combined interests in FPIL and FPIL-BVI, Soedono Salim, Anthoni Salim, Andree Halim, Sutanto Djuhar, Tedy Djuhar, Sudwikatmono, Ibrahim Risjad (together, the “Liem Investor Group”) may together be deemed to control First Pacific. FPIL, FPIL-BVI and the Liem Investor Group are together referred to in this Statement as the “First Pacific Controlling Persons”.

“(c), (f) The following Schedules to this Statement set forth the name, business address, present principal occupation or employment, as well as the name, principal business and address of the corporation or organization in which such occupation or employment is carried on, of the directors and executive officers of each Reporting Person and the First Pacific Controlling Persons:

Schedule A	First Pacific
Schedule B	Larouge
Schedule C	Intermediate Holding Companies
Schedule D	FPIL and FPIL-BVI
Schedule E	PTIC

Page 16 of 35 Pages

“(d) - (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the First Pacific Controlling Persons nor any of the directors and executive officers listed in Schedules A through E hereof, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

(a) On January 12, 2005, First Pacific Finance Limited (“FPFL”), a wholly-owned subsidiary of First Pacific, a corporation incorporated with limited liability under the law of the Cayman Islands, entered into a Subscription Agreement with UBS AG, whereby UBS AG agreed to subscribe for U.S.$199,000,000 Zero Coupon Guaranteed Exchangeable Notes due 2010, exchangeable into Common Shares (the “Exchangeable Notes”). The Exchangeable Notes were issued by FPFL in registered form in an aggregate principal amount of US$199,000,000 pursuant to a Trust Deed by and between First Pacific, FPFL, The Hongkong and Shanghai Banking Corporation Limited and Larouge, dated January 18, 2005 (the “Trust Deed”) and are unconditionally and irrevocably guaranteed by First Pacific. The Exchangeable Notes were issued at the issue price of 100 per cent. of the aggregate principal amount thereof, and in the denomination of US$10,000 each.

The deemed disposal of Common Shares by First Pacific through the issuance of the Exchangeable Notes constituted a disclosable transaction of First Pacific under the Hong Kong Stock Exchange Listing Rules and was required to be disclosed by way of a press announcement, a copy of which is included as an exhibit hereto, and a circular with respect to this transaction was issued to shareholders of First Pacific.

The holder of each Exchangeable Note will have the right (the “Exchange Right”) to exchange such Exchangeable Note at any time during the exchange period for a pro rata share of the exchange property, initially comprising 340.9091 Common Shares (subject to adjustment) for each US$10,000 principal amount of Exchangeable Notes (the “Exchange Property”). The closing price of one Common Share was quoted on the Philippine Stock Exchange on January 11, 2005 was 1,360 Philippine Pesos. The value of the Exchange Right represented a premium of 21 per cent. over the closing price of the Common Shares as quoted on the Philippine Stock Exchange on January 11, 2005. Assuming full exchange of the Exchangeable Notes at the initial value of the Exchange Property, the Exchangeable Notes will be exchangeable into 6,784,091 Common Shares (subject to adjustment), representing approximately 4.0 per cent. of outstanding Common Shares, and reducing First Pacific’s beneficial ownership in PLDT from approximately 31.3 per cent. to 27.3 per cent., and its economic interest in PLDT (defined as its effective interest in the shares of PLDT) from approximately 24.2 per cent. to 20.2 per cent. Assuming full exchange of the Exchangeable Notes, Larouge’s direct beneficial ownership would be reduced from 10,091,579 Common Shares (representing approximately 5.9% of the outstanding Common Shares) to 3,307,488 Common Shares (representing approximately 1.9% of the outstanding Common Shares).

The initial Exchange Property was deposited by Larouge in a custody account maintained with The Hongkong and Shanghai Banking Corporation Limited as custodian. The Exchange Property is not subject to any security interest in favor of the holders of the Exchangeable Notes. Larouge and UBS Limited have entered into an International Securities Lenders Association Global Master Securities Lending Agreement dated January 14, 2005, and an International Securities Lenders Association Global Master Securities Lending Agreement dated January 18, 2005 (each, a “Securities Lending Agreement” and, together, the “Securities Lending Agreements”) in order to facilitate stock lending arrangements with respect to the Common Shares forming the initial Exchange Property. According to the terms of the Securities Lending Agreements, upon notice from Larouge, UBS Limited is obliged to return to Larouge Common Shares in the event that any matter arises that would require or permit the holders of Common Shares to exercise any voting rights. There are currently no lent Common Shares outstanding under the Securities Lending Agreement dated January 14, 2005 which by its terms will expire on February 17, 2005. All future lending of Common Shares will be made pursuant to the Securities Lending Agreement dated January 18, 2005. On January 21, 2005, 700,000 Common Shares were lent pursuant to the Securities Lending Agreement dated January 18, 2005, and currently remain outstanding.

Page 17 of 35 Pages

(b) – (j) Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) As at the close of business on February 7, 2005, the Reporting Persons beneficially own an aggregate of 53,238,376 Common Shares. Together these Common Shares represent approximately 31.3% of the outstanding Common Shares.

“Throughout this Statement, determinations of beneficial ownership have been made pursuant to Rule 13d-3 of the Exchange Act.

“(b) As at the close of business on February 7, 2005, PTIC is the direct beneficial owner of, with voting and dispositive power over, 26,034,263 Common Shares (representing approximately 15.3% of the outstanding Common Shares). As at the close of business February 7, 2005, Larouge is the direct beneficial owner of, with voting and dispositive power over, 10,091,579 Common Shares (representing approximately 5.9% of the outstanding Common Shares). As at the close of business on February 7, 2005, MPR is the direct beneficial owner of, with voting and dispositive power over, 17,112,534 Common Shares (representing approximately 10.1% of the outstanding Common Shares).

“First Pacific may, by virtue of its indirect interests in PTIC, MPR and Larouge, be deemed to be a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and share the power to vote and dispose of, those Common Shares of which PTIC, MPR and Larouge are the respective direct beneficial owners. Each of EIH, MPHI, MPIL, MPR and MPAH may, by virtue of its respective direct or indirect interest in PTIC, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which PTIC is the direct beneficial owner. Each of HPNV and IntaLink may, by virtue of its respective direct or indirect interest in Larouge, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which Larouge is the respective direct beneficial owner. Each of EIH and MPHI may, by virtue of its respective direct or indirect interests in MPR, be deemed to be a beneficial owner (defined as stated above) of, and share the power to vote and dispose of, those Common Shares of which MPR is the direct beneficial owner.

“(c) Schedule F lists the number of ADSs and Common Shares purchased or sold by the Reporting Persons and, to the best knowledge of the Reporting Persons, each other person named in Item 2 (and related schedules) during the past 60 days, the dates of those purchases and sales and the price(s) per share paid or received for each such transaction. To the best knowledge of the Reporting Persons, unless otherwise indicated in Schedule F, all such transactions were effected on the Philippine Stock Exchange. The information contained in Schedule F is based on filings by the indicated persons with the Hong Kong Stock Exchange and the Philippine Stock Exchange.

“(d) In certain circumstances involving a default under the ING Facility referred to in Item 3 and Item 6 of this Statement, ING Bank previously had the right to receive the proceeds from the sale of the 26,749,113 Common Shares pledged to it in connection with the ING Facility. The Common Shares have been fully released from the ING Facility, as the ING Facility was repaid in full on 29 July 2003. However, 5,500,000 Common Shares held by MPR are currently pledged to Standard Bank Asia Limited for a loan facility.

Page 18 of 35 Pages

“(e) On December 29, 2004, 455,000 ADSs held by Larouge were converted into 455,000 Common Shares. As a result of this conversion, none of the Common Shares beneficially owned by the Reporting Persons are held in the form of ADSs.

“Pursuant to a transaction effected on March 24, 2000 between PLDT and Smart (please also refer to Amendment No. 5 to this Schedule 13D for details), ALBV acquired 2,919,260 new Common Shares (after allocating part of the Common Shares acquired to an employee stock ownership plan of Smart).

“On December 1, 2004, 500,000 Common Shares were transferred from ALBV to Larouge. On January 7, 2005, 807,000 Common Shares were transferred from ALBV to Larouge. On February 1, 2005, 1,612,260 Common Shares owned by ALBV were transferred to Larouge. Accordingly, none of ALBV, ALH and ALNV currently beneficially owns any Common Shares; however, the aggregate number of Common Shares with respect to which the Reporting Persons collectively disclosed beneficial ownership at the time of this transfer did not change as a result of this intra-group transfer.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PLDT.

Item 6 of the Schedule 13D is amended by adding the following at the end of thereof:

“As described under Item 4, on January 12, 2005, and January 18, 2005, First Pacific entered into a Subscription Agreement and a Trust Deed, respectively. Pursuant to the terms of the Trust Deed, Larouge has agreed not to move the Common Shares forming the Exchange Property other than pursuant to the Securities Lending Agreements. A copy of the press announcement published by First Pacific dated January 12, 2005 relating to the establishment of the Subscription Agreement is attached as an exhibit hereto. In addition, a copy of the closing press announcement published by First Pacific dated January 18, 2005, relating to the completion of the issue of the Notes, is attached as an exhibit hereto.

“As described under Item 4, on January 14, 2005, and January 18, 2005, Larouge and UBS Limited entered into the Securities Lending Agreements, copies of which are attached as exhibits hereto.

“On January 18, 2005, FPFL, First Pacific, The Hongkong and Shanghai Banking Corporation Limited and Larouge entered into an Agency Agreement related to the Notes, a copy of which is attached as an exhibit hereto.

“A description of the principal terms of the Subscription Agreement and the Trust Deed relating to the issue of Exchangeable Notes is hereby incorporated by reference to the sections of the press announcement under the headings “Subscription Agreement”, “Principal Terms of the Notes”, and “Effect of Exchange of Notes on the Guarantor’s Holding”.

“Any description contained in this Schedule 13D relating to the press announcement or the closing press announcement or the transaction contemplated therein does not purport to be complete and is qualified in its entirety by reference to such exhibits.”

Page 19 of 35 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Listed below are all Exhibits applicable to this Amendment No. 10 to Schedule 13D. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, HPBV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, PTIC, Metro Asia Link Holdings, Inc., a company incorporated under the laws of The Philippines and Metro Pacific Corporation, a company incorporated under the laws of The Philippines on March 29, 2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons on October 8, 2002.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement dated February 8, 2005.

39	Press announcement of First Pacific Company Limited, dated January 12, 2005, published January 13, 2005 on the internet site of the Hong Kong Stock Exchange.

40	Closing press announcement of First Pacific Company Limited, dated January 18, 2005, published January 19, 2005 on the internet site of the Hong Kong Stock Exchange.

41	Subscription Agreement by and between First Pacific Company Limited, First Pacific Finance Limited, and UBS AG, dated January 12, 2005.

42	Trust Deed by and between First Pacific Company Limited, First Pacific Finance Limited, The Hongkong and Shanghai Banking Corporation Limited and Larouge B.V, dated January 18, 2005.

43	International Securities Lenders Association Global Master Securities Lending Agreement by and between Larouge B.V. and UBS AG, dated January 14, 2005.

44	International Securities Lenders Association Global Master Securities Lending Agreement by and between Larouge B.V. and UBS AG, dated January 18, 2005.

45	Agency Agreement by and between First Pacific Finance Limited, First Pacific Company Limited, The Hongkong and Shanghai Banking Corporation Limited and Larouge B.V. dated January 18, 2005.

Page 20 of 35 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2005

FIRST PACIFIC COMPANY LIMITED

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

HOLLAND PACIFIC N.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

INTALINK B.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

LAROUGE B.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

Page 21 of 35 Pages

METRO PACIFIC HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC RESOURCES, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC INVESTMENTS LIMITED

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

METRO PACIFIC ASSETS HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

ASIA LINK HOLDINGS LIMITED

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

Page 22 of 35 Pages

ASIA LINK N.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

ASIA LINK B.V.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Managing Director

ENTERPRISE INVESTMENTS HOLDINGS, INC.

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

/s/ Manuel V. Pangilinan
Name:	Manuel V. Pangilinan
Title:	Director

Page 23 of 35 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

FIRST PACIFIC COMPANY LIMITED (“First Pacific”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First Pacific is set forth below. If no business address is given, the director’s or officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong Special Administrative Region, The People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with First Pacific. First Pacific’s principal business is serving as a holding company for subsidiaries and associated companies engaged in three core businesses: consumer food products, telecommunications and property and transportation.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Directors:
Anthoni Salim	Indonesia

Chairman

President and CEO of the Salim Group, and holds positions of commissioner and Director in various companies, including PT Indofood Sukses Makmur Tbk, Elders Australia Limited and Futuris Corporation

Limited; also a member of the GE International Advisory Board and the Advisory Board for ALLIANZ Group.

Wisma Indocement Level 19

Jl. Jend. Sudirman Kav 70-71,

Jakarta 12910, Indonesia

Manuel V. Pangilinan	The Philippines	Managing Director & Chief Executive Officer. Chairman of PLDT

Edward A. Tortorici	U.S.A.	Executive Director

Robert C. Nicholson	U.K.	Executive Director

Albert F. del Rosario	The Philippines

Non-Executive Director.

Ambassador Extraordinary and Plenipoteniary of the Republic of the Philippines to the United States of America;

Chairman of Gotuaco, del Rosario and Associates Inc, Asia Traders Insurance Corporation and the Philippine Center Management Board Inc.;

Serves as Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, PLDT, Infrontier (Philippines)Inc. and Philippine Cancer Society.

1600 Massachusetts Avenue, NW

Washington D.C. 20036

U.S.A.

Page 24 of 35 Pages

Benny S. Santoso	Indonesia

Non-Executive Director.

Director of PT Indocement Tunggal Prakarsa Tbk; Commissioner of PT Indoslar Visual Mandlri Tbk.

Director and Commissioner of a number of other Indonesian companies.

9th Floor, Wisma Indocement

Jl. Jend. Sudirman Kav. 70-71

Jakarta 12910

Indonesia

Sutanto Djuhar	Indonesia

Non-Executive Director.

Commissioner of PT Kartika Chandra;

Director of PT Bogasari Flour Mills and Pacific Industries and Development Ltd.

Level 19 Wisma Indocement, Kav 70-71,

Jl.Jend, Sudirman, Jakarta 12910,

Indonesia

Ibrahim Risjad	Indonesia

Non-Executive Director.

Commissioner of PT

Indocement Tunggal Prakarsa Tbk;

Vice President of the Board of

Commissioners of PT Indofood Sukses Makmur Tbk.

Menara Batavia 30th Floor

Jl. K.H. Mas Mansyur

Jakarta 10230

Indonesia

Tedy Djuhar	Indonesia

Non-Executive Director.

Vice President Director of PT

Indocement Tunggal Prakarsa Tbk;

Director of Pacific Industries and

Development Ltd., and a number of

other Indonesian companies.

Level 19 Wisma Indocement, Kav 70-71,

Jl.Jend, Sudirman, Jakarta 12910, Indonesia;

Cement Operations

Graham L. Pickles	Australia

Independent Non-Executive Director.

Non-executive chairman of Tech Pacific Group;

Non-executive director of Hagemeyer Brands Australia and of Hagemeyer Australia Electrical Product.

Level 17, 201 Miller Street

North Sydney NSW 2060

Australia

Prof. Edward Kwan-Yiu Chen, CBE, JP, G.B.S.	U.K.

Independent Non-Executive Director.

President of Lingnan University; Director of Asia Satellite Telecommunications and Eaton Vance Management Funds; and Non-executive Director of Wharf Holdings Limited;

Chairman of Hong Kong’s Consumer Council; Executive Councilor of the Hong Kong Government; and Legislative Councilor.

8 Castle Peak Road, Lingnan Section

Tuen Mun, Hong Kong SAR;

Educational Institution

Page 25 of 35 Pages

David Tang, OBE, Chevallier de L’Ordre des Arts et des Lettres	U.K.

Independent Non-Executive Director.

Founder of the Shanghai Tang Stores and the China Clubs in Hong Kong, Beijing and Singapore, as well as The Pacific Cigar Company Limited; hold Hong Kong directorships on the Boards of Lai Sun Development Limited and Free Duty Limited; U.S. directorship of Tommy Hilfiger Corporation; London adviserships include those of Asprey Limited and Garrard Limited and the Savoy Group of Hotels. Room 1112, Jardine House

1 Connaught Place, Central

Hong Kong SAR

Executive Officers:

Maisie Lam	U.K.	Executive Vice President – Group Human Resources

Joseph H.P. Ng	U.K.	Executive Vice President – Group Finance

Nancy L.M. Li	Hong Kong	Assistant Vice President, Company Secretary

Page 26 of 35 Pages

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS

OF

LAROUGE B.V.

(“LAROUGE”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Larouge is set forth below. If no business address is given, the director’s or officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong Special Administrative Region, The People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with Larouge.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	see Schedule A for details

Manuel V. Pangilinan	The Philippines	see Schedule A for details

Joseph H.P. Ng	U.K.	see Schedule A for details

Paul F. Wallace	U.K.	Accountant

MeesPierson Intertrust B.V.	The Netherlands	Corporation Services Rokin 55, 1012 KK, Amsterdam, The Netherlands

Page 27 of 35 Pages

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS

OF

THE INTERMEDIATE HOLDING COMPANIES

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Intermediate Holding Companies is set forth below. If no business address is given, the director’s or officer’s address is 24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong Special Administrative Region, China. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with the relevant Intermediate Holding Company.

ENTERPRISE INVESTMENTS HOLDINGS, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	see Schedule A for details

Edward A. Tortorici	U.S.A.	see Schedule A for details

Benny S. Santoso	Indonesia	see Schedule A for details

Napoleon L. Nazareno	The Philippines	President & Chief Executive Officer of PLDT; 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines

Augusto P. Palisoc, Jr.	The Philippines	Businessman; 10th Floor, MGO Building Legaspi corner Dela Rosa Streets Legaspi Village 0721 Makati City, Metro Manila, Philippines

Ray C. Espinosa	The Philippines	Director of PLDT; 5th Floor, Locsin Building Ayala corner Makati Avenue Makati City Metro Manila Philippines

Page 28 of 35 Pages

HOLLAND PACIFIC N.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	Businessman; c/o Wisma Indocement Level 19 Jl. Jend. Sudirman Kav. 70-71 Jakarta 12910, Indonesia

Sutanto Djuhar	Indonesia	see Schedule A for details

Sudwikatmono	Indonesia	Businessman; c/o Wisma Indocement Level 19 Jl. Jend. Sudirman Kav. 70-71 Jakarta 12910, Indonesia

Ibrahim Risjad	Indonesia	see Schedule A for details

Anthoni Salim	Indonesia	see Schedule A for details

Tedy Djuhar	Indonesia	see Schedule A for details

Manuel V. Pangilinan	The Philippines	see Schedule A for details

Paul F. Wallace	U.K.	see Schedule B for details

Caribbean Management Company N.V.	Netherlands Antilles	Corporate Services; 1, Berg Arrarat, Curacao, Netherlands Antilles

INTALINK B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	see Schedule A for details

Paul F. Wallace	U.K.	see Schedule B for details

MeesPierson Intertrust B.V.	The Netherlands	See Schedule B for details

METRO PACIFIC ASSETS HOLDINGS, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	see Schedule A for details

Edward A. Tortorici	U.S.A.	see Schedule A for details

Benny S. Santoso	Indonesia	see Schedule A for details

Napoleon L. Nazareno	The Philippines	see above in this Schedule C for details

Augusto P. Palisoc, Jr.	The Philippines	see above in this Schedule C for details

Ray C. Espinosa	The Philippines	see above in this Schedule C for details

Page 29 of 35 Pages

METRO PACIFIC HOLDINGS, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	see Schedule A for details

Edward A. Tortorici	U.S.A.	see Schedule A for details

Benny S. Santoso	Indonesia	see Schedule A for details

Napoleon L. Nazareno	The Philippines	see above in this Schedule C for details

Augusto P. Palisoc, Jr.	The Philippines	see above in this Schedule C for details

Ray C. Espinosa	The Philippines	see above in this Schedule C for details

METRO PACIFIC RESOURCES, INC.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Anthoni Salim	Indonesia	See Schedule A for details

Manuel V. Pangilinan	The Philippines	see Schedule A for details

Edward A. Tortorici	U.S.A.	see Schedule A for details

Benny S. Santoso	Indonesia	see Schedule A for details

Napoleon L. Nazareno	The Philippines	see above in this Schedule C for details

Augusto P. Palisoc, Jr.	The Philippines	see above in this Schedule C for details

Ray C. Espinosa	The Philippines	see above in this Schedule C for details

METRO PACIFIC INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

Page 30 of 35 Pages

ASIA LINK B.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Edward A. Tortorici	U.S.A.	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

MeesPierson Intertrust B.V.	The Netherlands	See Schedule B for details

ASIA LINK HOLDINGS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

ASIA LINK N.V.

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Manuel V. Pangilinan	The Philippines	See Schedule A for details

Joseph H.P. Ng	U.K.	See Schedule A for details

Paul F. Wallace	U.K.	See Schedule B for details

Mees Pierson Trust (Curacao) N.V.	Netherlands Antilles	Corporate Services; 1, Berg Arrarat, Curacao, Netherlands Antilles

Page 31 of 35 Pages

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS

OF

FIRST PACIFIC INVESTMENTS LIMITED

(“FPIL”)

AND FIRST PACIFIC

INVESTMENTS (BVI) LIMITED

(“FPIL-BVI”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FPIL and FPIL-BVI is set forth below. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with FPIL or FPIL-BVI, as the case may be.

FIRST PACIFIC INVESTMENTS LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	See Schedule C for details

Sutanto Djuhar	Indonesia	See Schedule A for details

Sudwikatmono	Indonesia	See Schedule C for details

Ibrahim Risjad	Indonesia	See Schedule A for details

Anthoni Salim	Indonesia	See Schedule A for details

Tedy Djuhar	Indonesia	See Schedule A for details

FIRST PACIFIC INVESTMENTS (BVI) LIMITED

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Soedono Salim	Indonesia	See Schedule C for details

Anthoni Salim	Indonesia	See Schedule A for details

Andree Halim	Indonesia	Entrepreneur; 150 South Bridge Road, 12th Floor, Unit 3, Fook Hai Building, Singapore 058727, Republic of Singapore

Page 32 of 35 Pages

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS

OF

PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

(“PTIC”)

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PTIC is set forth below. If no business address is given, the director’s or officer’s address is 7/F, Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Unless otherwise indicated, each occupation set forth opposite a director’s or executive officer’s name refers to employment with PTIC

Name	Country of Citizenship	Present Principal Occupation or Employment, Address and Principal Business
Antonio O. Cojuangco	The Philippines	Director of PLDT

Ramon O. Cojuangco, Jr.	The Philippines	Businessman

Anthoni Salim	The Philippines	See Schedule A for details

Benny S. Santoso	The Philippines	See Schedule A for details

Manuel V. Pangilinan	The Philippines	See Schedule A for details

Page 33 of 35 Pages

SCHEDULE F

TRANSACTIONS IN THE ISSUER’S ADSs AND COMMON SHARES

IN THE PAST 60 DAYS

To the best knowledge of the Reporting Persons, unless otherwise indicated, all reported transactions occurred on the Philippine Stock Exchange.

Item 2 Person	Trade Date	Transaction	Number Of Shares/ADSs	Price Per Share/ADS
Albert F. del Rosario	November 26, 2004	Purchase	5,000 Common Shares	1,388 Pesos (3)

Asia Link B.V.	December 1, 2004	Sale (1)	500,000 Common Shares	1,355 Pesos (3)

Larouge B.V.	December 1, 2004	Purchase (1)	500,000 Common Shares	1,355 Pesos (3)

Larouge B.V.	December 29, 2004	Conversion (2)	455,000 ADSs	N/A

Asia Link B.V.	January 7, 2005	Sale (1)	807,000 Common Shares	1,355 Pesos (3)

Larouge B.V.	January 7, 2005	Purchase (1)	807,000 Common Shares	1,355 Pesos (3)

Manuel V. Pangilinan	January 17, 2005	Purchase	1,000 Common Shares	1,395.5 Pesos (3)

Asia Link B.V.	February 1, 2005	Sale (1)	1,612,260 Common Shares	1,410 Pesos (3)

Larouge B.V.	February 1, 2005	Purchase	1,612,260 Common Shares	1,410 Pesos (3)

(1)	These Common Shares transactions were effected through a crossing on the Philippine Stock Exchange between Asia Link B.V. and Larouge B.V. pursuant to internal reorganization of shareholding interests in PLDT and were implemented in relation to the issuance of the Zero Coupon Exchangeable Notes Due 2010 exchangeable into shares of common stock of Peso 5.00 each of PLDT issued by First Pacific Finance Limited on 18th January 2005
(2)	These ADSs were converted into 455,000 common shares of PLDT of par Pesos 5.00 per share
(3)	The US$/Peso exchange rate as at the close of business on February 7, 2004 was Pesos 54.580=US$1.00. US$/Peso exchange rate:

November 26, 2004	Pesos 56.175 =US$1.00
December 1, 2004	Pesos 56.110 =US$1.00
December 29, 2004	Pesos 56.280 =US$1.00
January 7, 2005	Pesos 56.175 =US$1.00
January 17, 2005	Pesos 55.510 =US$1.00
February 1, 2005	Pesos 55.010 =US$1.00

Page 34 of 35 Pages

INDEX TO EXHIBITS

Listed below are all Exhibits applicable to this Amendment No. 10 to Schedule 13D. Exhibits 2 through 18 were previously filed as exhibits to the Schedule 13D filed by First Pacific, HPNV, HPBV, Larouge, EIH, MPHI, MPR and MPAH (the “Original Reporting Persons”) on November 23, 1998. Exhibits 19 and 20 were previously filed as exhibits to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons on November 25, 1998. Exhibit 21 was previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons and PTIC on December 4, 1998. Exhibits 22, 23 and 24 were previously filed as exhibits to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons and PTIC on June 4, 1999. Exhibits 25, 26 and 27 were previously filed as exhibits to Amendment No. 4 to the Schedule 13D filed by the Original Reporting Persons and PTIC on October 1, 1999. Exhibits 28, 29, 30 and 31 were previously filed as exhibits to Amendment No. 5 to the Schedule 13D filed by the Original Reporting Persons, PTIC, Metro Asia Link Holdings, Inc., a company incorporated under the laws of The Philippines and Metro Pacific Corporation, a company incorporated under the laws of The Philippines on March 29, 2000. Exhibits 32 and 33 were previously filed as exhibits to Amendment No. 6 to the Schedule 13D filed by the Original Reporting Persons on June 11, 2002. Exhibits 34, 35, 36 were previously filed as exhibits to Amendment No. 7 to the Schedule 13D filed by the Original Reporting Persons on July 18, 2002. Exhibits 37 and 38 were previously filed as exhibits to Amendment No. 8 to the Schedule 13D filed by the Original Reporting Persons on October 8, 2002.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement dated February 8, 2005.

39	Press announcement of First Pacific Company Limited, dated January 12, 2005, published January 13, 2005 on the internet site of the Hong Kong Stock Exchange.

40	Closing press announcement of First Pacific Company Limited, dated January 18, 2005, published January 19, 2005 on the internet site of the Hong Kong Stock Exchange.

41	Subscription Agreement by and between First Pacific Company Limited, First Pacific Finance Limited, and UBS AG, dated January 12, 2005.

42	Trust Deed by and between First Pacific Company Limited, First Pacific Finance Limited, The Hongkong and Shanghai Banking Corporation Limited and Larouge B.V, dated January 18, 2005.

43	International Securities Lenders Association Global Master Securities Lending Agreement by and between Larouge B.V. and UBS AG, dated January 14, 2005.

44	International Securities Lenders Association Global Master Securities Lending Agreement by and between Larouge B.V. and UBS AG, dated January 18, 2005.

45	Agency Agreement by and between First Pacific Finance Limited, First Pacific Company Limited, The Hongkong and Shanghai Banking Corporation Limited and Larouge B.V, dated January 18, 2005.

Page 35 of 35 Pages